Exhibit 12.1

ROWAN COMPANIES, INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands)

	Year Ended December 31,					Three Months Ended March 31,
	2011	2010	2009	2008	2007	2012	2011
Fixed charges:
Interest expensed and capitalized	$74,579	$64,829	$29,514	$18,624	$25,913	$18,004	$18,931
Amortization of capitalized expenses related to indebtedness	1,057	1,057	1,057	1,057	1,057	264	264
Rental expense representative of interest factor	1,859	1,220	1,330	2,190	3,802	609	462
Preferred dividend requirements	—	—	—	—	—	—	—

Total fixed charges	$77,494	$67,106	$31,901	$21,871	$30,772	$18,877	$19,657

Earnings:
Pretax income from continuing operations	$130,080	$359,535	$447,518	$612,957	$597,672	$54,995	$29,382
Fixed charges	77,494	67,106	31,901	21,871	30,772	18,877	19,657
Interest capitalized	(54,508)	(39,950)	(21,486)	(17,426)	(9,977)	(6,747)	(13,612)
Amortization of capitalized interest	4,727	3,484	3,028	2,489	2,440	1,737	1,112
Preferred dividend requirements	—	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$157,793	$390,175	$460,961	$619,891	$620,907	$68,862	$36,539

Ratio of earnings to fixed charges	2.0	5.8	14.4	28.3	20.2	3.6	1.9